Aleafia Announces Special Meetingof Shareholders

TORONTO, November 7, 2018 /Globe Newswire/– Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia”) or (the “Company”) is announcing that it will hold a special meeting (the “Meeting”) of shareholders on Thursday, December 6, 2018 at 9:00 a.m. (Toronto time) at Famee Furlane Club – Friuli Hall, 7065 Islington Avenue, Woodbridge, ON. L4L 1V9.

“Listing on the NASDAQ is another step as we continue the relentless execution of our stated goal of attaining a global leadership position in the cannabis space," said Aleafia Chairman Julian Fantino.

"Asking shareholders to approve a range for a possible share consolidation will provide management the flexibility to adjust the number of shares, but only if necessary, to achieve the minimum bid price requirements to complete our NASDAQ listing process" said Aleafia CEO Geoffrey Benic. "Management believes that listing on the NASDAQ will help to broaden our shareholder base, increase appeal to institutional investors, provide shareholders with better liquidity and, ultimately increase shareholder value, allowing Aleafia to rapidly accelerate our business strategy."

The meeting has been called for the following purposes:

1.

To consider and, if thought appropriate, to pass a special resolution approving the consolidation of the Company’s issued and outstanding common shares on a consolidation ratio of up to four (4) pre–consolidation common shares to one (1) post–consolidation common share;

•	The company believes that the share consolidation, if effected at all, would have a maximum of up to a 4:1 basis to assist in meeting minimum share price requirements of the NASDAQ listing which the company has applied for;
•

Current issued and outstanding common shares for the Company are 145,518,851; if approved and effected, the issued and outstanding common shares on a postconsolidation basis would have a maximum effect of the company having a total number of shares issued of 36,379,712;

•

The Company would like to note that a share consolidation will not have an effect on the percentage ownership of each respective shareholder, as all common shares, and common share derivatives, would be subject to the same consolidation;

•	The Company believes that the post-consolidation market price per common share will make investing in the Company more attractive to a broader range of institutional investors and other members of the investing public;
•	The share consolidation is subject to shareholder approval and Exchange acceptance;

2.	To consider and, if thought appropriate, to pass an ordinary resolution to approve certain amendments to the Company’s stock option plan;

3.	To consider and, if thought appropriate, to pass an ordinary resolution to approve certain amendments to the Company’s restricted share unit plan; and

4.	To transact any other business that may properly come before the Meeting.

Full details of the Meeting are set out in the Management Information Circular (the “Circular”) dated November 6, 2018. A copy of the Circular and other meeting materials can be found under the Company’s profile on SEDAR at www.sedar.com.

For Investor & Media Relations, please contact:
Nicholas Bergamini, VP, Public Affairs
IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019. Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward–looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward–looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward–looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forwardlooking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.